December 12, 2006

BY EDGAR

Suzanne Hayes, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Re:	Lab123, Inc.
Registration Statement on Form SB-2, Amendment No. 1
File No. 333-137545
Filed: November 22, 2006

Dear Ms. Hayes:

Reference is made to your comment letter, dated December 1, 2006 to our client, Lab123, Inc. (the “Company”), relating to the subject Amendment No. to the Registration Statement (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

General

1.We note your response to comment 8. Your response states that you have reduced the number of shares being registered for resale by Barron Partners, the Investor, Biosafe Laboratories, Inc. and Michael Sosnowik. Please tell us whether you have plans to register the shares that were removed from this registration statement at a later date.

The Company has no plans to file another registration statement covering the shares removed from the subject registration statement for at least 9 months after the effective date of the subject registration statement.

2.  Your response to comment 8 also states that the Investor has already held the risk  of ownership for more than eight months. Given that the private placementoccurred in September 2006, it is not clear why you believe the Investor held the risk of ownership for  eight months. In fact, the company was incorporated in August 2006 and has not been in existence  for eight months. Please explain.

   The statement made in the previous response letter with respect to Comment 8 in the SEC  Comment Letter dated October 20, 2006 was made in error. The sentence should have read: “Rather  it has purchased the shares for its own account and has already held the risk of ownership for approximately  three months.”

Prospectus Summary

3.
Please revise the first sentence in your summary to delete the statement that you are engaged in the manufacture of clinical diagnostic products. Additional, disclose in the summary that you do not have any experience marketing diagnostic products, have a history of losses and have not generated any revenues.

The first sentence of the Summary has been revised to delete the statement regarding manufacturing. An  additional paragraph has been added to “The Company” subsection of the Summary to make the disclosure  that the Company does not have any experience marketing diagnostic products, have a history of losses  and have not generated any revenues.

4.
We note that Biosafe has been developing and marketing new clinical diagnostic products for more than 10 years. Have they been marketing any of the products that you have licensed from them? If so, please disclose how long these products have been commercially available. If the products have not been commercially available before now, please disclose this information.

The third paragraph of “The Company” subsection of the Summary has been revised to provide  disclosure regarding the commercial availability of the products before they were licensed to the Company.

Risk Factors, page 5
We may incur losses and are likely to require additional financing, page 5

5.
We note your response to comment 20. The risk factor discussion now states that you may not be able to conduct research and development activities in the future without additional financing. However, it is not clear from the discussion of your business and strategy that you intend to conduct research and development activities. If you intend to conduct research and development activities, please revise the "Business" section to describe these plans. If you do not plan to conduct these activities, revise this risk factor to discuss how your operations or your operating plan will change if funding is not available.

The Company does not currently plan to conduct research and development activities. We  believe that that the risk factor does discuss how the Company’s operations would be affected if  funding is not available. We have deleted the last sentence of the risk factor to avoid any  implication that other planned operations of the Company would be affected by a lack of additional  funding.

Our success depends, in part, on our ability to obtain patents and license patent rights. page 8

6.
We note your response to comment 23. Please revise the risk factor discussion to discuss the possibility that if another party is successful in bringing a case of patent infringement against you, it may result in you being unable to sell some of your products.

An additional sentence has been added to the end of the risk factor to such effect.

Because we may be subject to the "penny stock" rules, you may have difficulty in selling our common stock, page 20

7.
We note your response to comment 30. As it appears your stock is a penny stock, please revise to state that your stock will be subject to the penny stock rules as opposed to stating  that it "may be" subject to the penny stock rules. Alternatively, tell us why you believe it may not be considered a penny stock.

The heading and the first sentence of the risk factor have been so revised.

Plan of Distribution, page 14

8.	We note your response to comment 38. Please restore the language stating that the selling shareholders may be deemed to be underwriters.

The language contained in the initial version of the risk factor has been restored.

Description of Business, page 17

Technology Platforms, page 19

9. Please explain the following statement on page 21 "While not as“scientific” as other platforms, the test instruction “placemat” is a critical component of all of our tests." In what way is your platform not as "scientific" as other platforms? Explain the term "placemat."

The language of the risk factor has been revised to eliminate references to the terms “scientific” and “placemat.”

10. Please quantify the discussion of the low level of improperly collected samples and disclose who conducted the study and testing.

The risk factor has been revised to include the average percentage of improperly collected samples for the Company’s diagnostic products and that Biosafe Laboratories, Inc. was the firm that did the laboratory processing of the samples.

Markets for our products, page 22

11. Disclose how long your products have been for sale in retail chains and on the internet.

A paragraph has been inserted after the first paragraph of the subsection to make the disclosure.

12. You have stated that your diagnostic platforms are sufficiently unique that they are presently for sale in retail chains and on the Internet. It is unclear how being sufficiently unique relates to being available for sale in retail chains and on the internet. Please explain.

What is now the third paragraph of the subsection has been revised to eliminate the statement about the uniqueness of the product as it relates to the product being available for sale in retail chains an on the internet as there is no causal connection.

Financial Statements. pages F-2 thru F-5

13. Please update your financial statements to reflect the interim period ended September 30, 2006 as required by Rule 3-10(g) of Regulation S-B.

After consultation with the staff, the Company does not believe that an update of its financial statements to reflect the interim period ended September 30, 2006 is required.

Notes to Financial Statements. F-6

Note 3 - Summary of Significant Accounting Policies. nage3-7

Revenue Recognition. page F-7

14.
We acknowledge your response to our prior comment two. Please tell us and disclose if you have a product return policy and what consideration was given to that policy in determining that recognizing revenue upon the shipment of products is appropriate when a right of return exist.

Note 3 has been revised to discuss the Company’s policy accounting regarding situations in which a right of return on a product exists.

15.
You state that your operations will be "to license, broker or acquire retail medical diagnostic precuts and services. Please disclose your revenue recognition policy for the services you intend to provide.

Note 3 has been revised to include the Company’s revenue recognition policy with regard to service revenue.

Note 6 - Subsequent Events, page F-10

16.
We acknowledge your response to our prior comment three. Your analysis does not sufficiently address the provision of SFAS 133 and EITF 00-19. Based on the disclosed information, including Exhibits 10.3 and 10.4, it appears that several provisions of the agreements may be required to be accounted for as liabilities in accordance with EITF 00-19. These include but are not limited to the requirement to provide registered shares, maintain an effect registration statement covering the underlying shares, and the payment of liquidating damages if the previous provisions are not achieved. As such, we reissue our previous comment. Please provide management's detailed analysis of the transaction supporting your current accounting for the transaction. Please specifically address why management has determined that a liability does not exist regarding the before mentioned provisions. Cite all applicable paragraphs of SFAS 133 and EITF 00-19 and other accounting literature management considered. Additionally, disclose the impact this issuance will have on the financial statements. In your response, ensure that management's assessment addresses the registration rights agreement, the variable conversion price, and other provisions as applicable. Lastly, please tell us how the registration rights agreement and the cashless exercise provision will effect the accounting treatment of the warrants.

Convertible Preferred Stock and Warrants

The Series A Convertible Preferred Stock (“Series A Preferred”) embedded conversion option and warrants were evaluated under Emerging Issues Task Force ("EITF") No. 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" ("EITF 98-5"), EITF No. 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments", EITF No. 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("EITF 00-19") and Statement of Financial Accounting Standard ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

The Company believes that, based on EITF 00-19 paragraphs 12 through 32, the embedded conversion option of the Series A Preferred and warrants issued in September 2006, qualifies as equity and should not be accounted for as a derivative liability in accordance with EITF 00-19 and SFAS 133 because:

•	The Series A Preferred does not have redemption rights;
•	The Series A Preferred is convertible, and the warrants are exercisable into a determinable number of shares to be delivered in a share settlement;
•	The Series A Preferred can be converted into and warrants exercised with deliverable unregistered shares;
•
There are no cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with a full return.

•	The Series A Preferred and warrants require no net-cash settlement alternatives to the Holder.
•	There are no provisions that indicate the counterparty has rights that rank higher than those of a shareholder of the stock of the stock underlying the contract;
•	There is no requirement by the Company to post collateral;
•	The Company has sufficient authorized and unissued common shares available to issue upon conversion of all of the Series A Preferred and exercise of the warrants.

Although the Series A Preferred provides for conversion price reset provisions, such resets are based on a contingency of a future event and there is a maximum determinable amount of common shares the Series A Preferred can be convertible into giving effect to such reset provisions. (EITF 98-5 paragraph 13.) Based on the maximum calculation, the Company has sufficient authorized and unissued shares to settle the additional shares provided for in the reset provisions.

Upon issuance of the Series A Preferred the Company will recognize an effective beneficial conversion feature of approximately $524,000 based upon the relative fair values of the underlying securities issued. This beneficial conversion feature will be recorded as a deemed preferred stock dividend. In addition, under guidance provided by EITF 98-5 (paragraph 13) the task force reached a consensus that any contingent beneficial conversion feature should be measured at the commitment date, but not recognized in earnings until the contingency is resolved.
The cashless exercise provision provides the holders with a net share settlement. Under no circumstances does the contract provide the holder with an alternative net cash settlement upon the exercise of the warrant.

The warrants were determined not to be deemed as a derivative liability in accordance with SFAS No. 133 (par 11a) as the contracts were indexed to the Company's own stock and will qualify as equity in the balance sheet. In addition, under no circumstances are cash settlements for the warrants required by the Company.

Registration Rights

Under the terms of the registration rights agreement the Company is required to cause the registration statement to be declared effective by the SEC by 120 days from the closing date and to maintain the effectiveness of the registration statement. Should the Company not meet these requirements the Company shall issue 2,491 additional shares of the Series A Preferred as liquidated damages for each day for up to two years.

In analyzing the transaction and the requirements to value the registration rights, the Company believes that View C of EITF 05-4 “The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19” (“EITF 05-4”) is most appropriate. The Company believes that the financial instrument and the registration rights agreement should be accounted for separately as freestanding instruments. The agreements are separate legal agreements, the liquidated damages provision does not alter the investors rights to ownership of the common stock of the underlying the instruments, or the rights to the warrant and Series A Preferred.

The Company adopted the guidance of EITF 05-4 View C, in analyzing the fair value of the registration rights as a derivative liability for the Series A Preferred and warrants. The analyses and valuation of the registration rights considers the potential magnitude of such liquidated damages and the probability of this liability occurring as part of the assumption used in the valuation methodology. The Company has sufficient authorized shares available for the outstanding warrants and conversion of the Series A Preferred. In addition, the liquidating damages provision are payable in shares of Series A Preferred and under no circumstance does the registration rights agreement provide for an alternative cash settlement of the liquidated damages.

The Company evaluated the requirement to record a liability for penalties and concluded the any liability to be recorded at this time would be deminimus. The Company believes it will be successful an effective registration statement ant therefore the probability of noncompliance is relatively low. The Company will reevaluate the circumstances on an ongoing basis and should these circumstances change in the future the Company will reevaluate this obligation.

Item 26. Recent Sales of Unregistered Securities

17.	Please describe the services and quantify the value of the services performed by Leonardo and Kathleen Zangani in exchange for the shares issued on September 6, 2006.

The next to last paragraph of Item 26 has been revised to describe the services and quantify the value of the services performed by Leonardo and Kathleen Zangani in exchange for the shares issued on September 6, 2006.

Very truly yours, /s/ Darren Ofsink Darren Ofsink